Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

February 17, 2015
Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Staff’s comment letter dated February 9, 2015 regarding
Genesis Energy, L.P.
Form 10-K for Fiscal Year ended December 31, 2013
Filed February 27, 2014
Form 8-K filed October 30, 2014
File No. 001-12295

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 9, 2015 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

1.
Your response to comment 1 in our letter dated January 13, 2015 refers to the recent changes in the nature, timing, and amount of your maintenance capital expenditures. Please expand to provide additional disclosure describing these changes and to explain the distinction between discretionary and non-discretionary maintenance capital expenditures. This disclosure should address the discretion management has as to whether or when maintenance capital expenditures are incurred.

Response: In response to the Staff’s comments, we advise the Staff that, in future Exchange Act filings, we will comply with this request by including disclosure describing the nature, timing, and amount of our maintenance capital expenditures and the distinction between discretionary and non-discretionary maintenance capital expenditures.

2.
As part of your response to comment 2 in our letter dated January 13, 2015 you note that you have continued to disclose maintenance capital expenditures as a footnote to the calculation of Available Cash before Reserves. Please tell us whether you intend to continue to provide this information in the future. If not, explain the reasons for not continuing to disclose this measure.

Response: We currently have no plans to discontinue our practice of disclosing maintenance capital expenditures as a footnote to the calculation of Available Cash before Reserves. We are committed to providing the right balance between disclosure useful to inform our unitholders versus disclosure that may be confusing. If at some point in the future we believe that presenting maintenance capital expenditure information is inconsistent with that goal, we would revise our disclosure accordingly.

3.
In response to comment 3 in our letter dated January 13, 2015, you state that although it is not of singular importance, Available Cash before Reserves is one of the relevant data points considered in determining distributions. Please revise your disclosure to describe the purposes for which management uses this measure. Refer to Item 10(e)(1)(i)(d) of Regulation S-K.

Response: In response to the Staff’s comments, we advise the Staff that, in future Exchange Act filings, we will comply with this request by including disclosure describing the purposes for which management uses the Available Cash before Reserves measure.

4.
Your response to comment 4 in our letter dated January 13, 2015 explains that management reviews a wide range of historical and forecasted qualitative and quantitative information in determining discretionary payments. Please revise your disclosure to provide additional context for an investor to evaluate the usefulness of Available Cash before Reserves. Your revised disclosure should also explain how investors should consider Available Cash before Reserves along with other relevant measures, data points, and information.

Response: In response to the Staff’s comments, we advise the Staff that, in future Exchange Act filings, we will comply with this request by providing additional context for an investor to evaluate the usefulness of our Available Cash before Reserves measure.
The Partnership acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:    J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld, LLP